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                                                                  Exhibit (a)(8)


News Release

                                     [LETTERHEAD OF DELTA AIRLINES APPEARS HERE]


CONTACT: Corporate Communications
         404/715-2533

                         DELTA TO ACQUIRE ASA HOLDINGS,
                      PARENT OF ATLANTIC SOUTHEAST AIRLINES

     ATLANTA, GA, February 16, 1999 -- In a transaction that will improve customer service and strengthen its financial performance, Delta Air Lines today announced that it has signed a definitive agreement with ASA Holdings, Inc., the parent of Atlantic Southeast Airlines, Inc. (ASA), to acquire ASA Holdings for approximately $700 million.

     ASA is a Delta Connection carrier which, through a code-share agreement, flies customers primarily from cities in the Southeastern United States and in Texas to connect with Delta's global network of flights at the airline's hubs in Atlanta and Dallas/Ft. Worth. When this transaction is complete, Delta intends to operate ASA as a wholly owned subsidiary.

The Transaction
---------------

     Under the terms of the agreement, a Delta subsidiary will make a tender offer to purchase all outstanding shares of common stock of ASA Holdings for $34 per share in cash. ASA Holdings has outstanding 28.5 million shares of common stock. Delta beneficially owns 7,995,000 of these shares currently.

     The tender offer will commence no later than Monday, February 22, 1999. The completion of the tender offer is conditioned on:

     . the valid tendering of shares which, together with the shares Delta already owns, represent at least a majority of the outstanding shares on a fully diluted basis,

     . the expiration or termination of the waiting period under the Hart-Scott-Rodino Act, and

     .    other customary conditions
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                                      -2-

     The agreement also provides that, following the completion of the tender offer, the Delta subsidiary will merge into ASA Holdings. When the merger becomes effective, each outstanding share of ASA Holdings will be converted into the right to receive $34 in cash and ASA Holdings and ASA will become wholly owned subsidiaries of Delta.

     The Board of Directors of ASA Holdings has unanimously determined that these transactions are in the best interests of the shareholders of ASA Holdings and recommends that stockholders tender their shares in the tender offer.

Transaction To Strengthen Customer Service
------------------------------------------

     Delta said its acquisition of ASA will enhance service for airline customers and for communities served by ASA through closer integration of schedules and improved operations. Furthermore, the acquisition will improve Delta's financial performance.

     Revenue gains are expected to come from more efficient operations, market growth, better utilization of aircraft at both airlines, and improved business functions. Delta expects the transaction to be accretive to earnings in the first year of operations.

     Leo F. Mullin, Delta's president and chief executive officer, said:
"Delta's acquisition of ASA sharpens Delta's focus on providing our customers with improved service and access to the strongest route network in the industry.
Specifically:

     . "Through more closely integrated schedules, Delta and ASA will offer customers better connections and service patterns, including those to small and medium-sized cities across ASA's system. As a wholly owned subsidiary of Delta, ASA also will be better able to evaluate new flight opportunities and supplemental frequencies on existing routes.
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     .    "To further improve the consistency of service our customers experience, Delta will work with ASA to put in place the operational improvements Delta has made over the past two years in on-time performance, baggage handling and other fundamental customer service activities.

     . "Regional jets represent a strategic opportunity for ASA. Currently, about 20% of ASA's fleet consists of regional jets, and plans call for that number to grow substantially in the coming years. Together with Delta's own growth plans, ASA's regional jets will offer customers significant service improvement in the years ahead.

     . "Delta intends to strengthen the overall revenue performance of ASA by introducing business tools like improved schedule planning. ASA is already an outstanding financial performer, and we intend to build on that record."

     Mullin further said: "Delta's acquisition of ASA complements our Delta Connection relationships with Comair, SkyWest, TransStates and Business Express. We have excellent relationships with these companies and intend to work cooperatively with them to make these associations stronger. We, along with our partners, remain dedicated to creating the most innovative, customer-friendly and service-oriented network in the industry.

     "As we build on ASA's strengths, we not only will improve Delta's overall route network, but we also will be in position to increase traffic flows to our other connection partners. This acquisition does not alter our commitment to support our partners and their respective growth plans.

     "Our Delta Connection carriers lead the industry in investments in regional jet aircraft, and that gives all of us terrific opportunities to develop the total domestic network for Delta customers."
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     George F. Pickett, chairman and chief executive officer of ASA Holdings, said: "This transaction is fully supported by the ASA Holdings Board of Directors and serves the best interests of our shareowners. it also enhances ASA's growth potential on behalf of our employees, our customers and the communities we serve by more closely aligning ASA with Delta's superb network, operational and business skills and financial strength. We expect to expand on our current service pattern, with the ability to create more opportunities to provide connecting traffic to Delta's mainline."

     As a wholly owned subsidiary of Delta, ASA will retain its separate workforce and salary and benefits structure. There will be no integration of workforces or seniority lists. ASA's labor agreements with the Air Line Pilots Association and the Association of Flight Attendants remain in place. The transaction will have minimal impact on ASA employment, and there will be no impact on Delta employment as a result of this transaction.

     The transition of ASA to a wholly owned subsidiary of Delta will be coordinated on an interim basis by John N. Selvaggio, Delta's senior vice president, airport customer service, who will report for this assignment to Delta's Chief Operating Officer Maurice W. Worth. Prior to joining Delta in December 1998, Selvaggio, 52, headed the US Airways Express Division, the connection carrier for US Airways. Delta said specific transition plans will not be discussed publicly pending regulatory review by the Department of Justice.

     Delta expects the current ASA operating management will remain an important part of the ASA team. ASA's executive management is expected to remain through the transition and, after that, work with ASA and Delta in an advisory capacity.

     Delta is the world's most flown airline and last year more than 105 million passengers flew on Delta. Delta, Delta Express, the Delta Shuttle, the Delta Connection carriers and Delta's Worldwide Partners operate 5,211 flights each day to 353 cities in 56 countries.
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                                      -5-

     ASA Holdings, Inc. operates Atlantic Southeast Airlines, Inc., Atlanta's largest regional air carrier with service to 37 markets, and offers service to 21 airports from its second hub at Dallas/Fort Worth, Texas. ASA, which was founded in 1979, has operated as a Delta Connection carrier since 1984. It has a fleet of 88 aircraft with 2,673 employees based in 40 cities.

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